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                            February 18, 2021

       Duncan Peyton
       Chief Executive Officer
       4D Pharma PLC
       5th Floor, 9 Bond Court
       Leeds
       LS1 2JZ
       United Kingdom

                                                        Re: 4D Pharma PLC
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed on February
16, 2021
                                                            File No. 333-250986

       Dear Mr. Peyton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-4, Filed February 16, 2021

       Business
       Collaborations, page 195

   1. We note your disclosure added to page 196 regarding the Clinical Trial Collaboration and
                                                        Supply Agreement with
Merck KGaA, Darmstadt, Germany and Pfizer. Please revise to
                                                        state the obligations
of the parties under the agreement, including any financial terms.
 Duncan Peyton
FirstName
4D PharmaLastNameDuncan Peyton
          PLC
Comapany18,
February  Name4D
            2021 Pharma PLC
February
Page 2 18, 2021 Page 2
FirstName LastName
Exhibits

2. We note the revised the legal opinion filed as Exhibit 5.1. Please reconcile the number of ordinary shares now included in the introduction paragraph of the opinion with the number of ordinary shares listed in the fee table to the registration statement.
3. Please have counsel revise its opinion, filed as Exhibit 5.2, to revise the limitation on reliance in the last two sentences of the opinion. Refer to Staff Legal Bulletin No. 19,
         Section II.B.3.d.
General

4. We note that you have now included the warrants in the registration statement in response to our prior comment 3. However, because the warrants are exercisable within one year it appears the shares underlying the warrants must be registered at this time as well. Please revise the registration statement to include these shares. See Securities Act Sections C&DI
         Question 139.01.
        You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614
with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Bradley Finkelstein, Esq.